SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE SECOND QUARTER ENDED JUNE 30, 2006

COMMISSION FILE NUMBER 0-28778

TESCO CORPORATION

(Exact name of Registrant as specified in its charter)

Alberta

(State or other jurisdiction of incorporation or organization)

3993 W. Sam Houston Parkway N., Ste 100, Houston TX 77043

(Address of principal executive office)

Registrant’s telephone number, including area code: (713) 359-7000

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F    ☐                    Form 40-F    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(o) under the Securities Exchange Act of 1934.)

Yes    ☐                     No    ☒

EXPLANATORY NOTE

Tesco Corporation (“TESCO”) has identified errors in recording stock compensation expense, depreciation expense, adjustments to inventories and revenue billing that resulted in a material misstatement of previously reported results for the second quarter of 2006. Accordingly, TESCO has filed restated financial statements and management’s discussion and analysis (“MD&A”) for the interim period ended June 30, 2006 with the applicable Canadian securities regulatory authorities. A copy of the Restated Q2 Report which includes such financial statements and MD&A is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tesco Corporation

By:	/S/ ANTHONY TRIPODO
Anthony Tripodo
Executive Vice President and Chief Financial Officer

Date: March 16, 2007

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K/A.

Description of Exhibit	Number
Restated Q2 Report which includes restated financial statements and management’s discussion and analysis for the interim period ended June 30, 2006	Ex-99.1

Certification of Interim Filings signed by Julio M. Quintana, Chief Executive Officer of Tesco Corporation and accompanying explanatory note, dated March 16, 2007	Ex-99.2

Certification of Interim Filings signed by Anthony Tripodo, Chief Financial Officer of Tesco Corporation and accompanying explanatory note, dated March 16, 2007	Ex-99.3